March 11, 2011

Adam Phippen

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Tombstone Exploration Corporation

Form 20-F for Fiscal Year Ended December 31, 2009

Filed July 16, 2010

File No. 0-29922

Dear Mr. Phippen:

Tombstone Exploration Corporation  (the “Company”), a Canadian corporation, has received and reviewed your letter of February 11, 2011, pertaining to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2009 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on July 16, 2010.

Specific to your comments, our draft responses below are in addition to those in the Filing submitted in draft form as an attachment to this letter.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 6. Directors, Senior Management and Employees, page 25

A.

Directors and Senior Management, page 25

1.

We note your proposed disclosure in response to comment four of our December 17, 2010 letter. Please further revise your disclosure regarding Mr. Radvak’s business experience to clarify whether Compliance Management Inc. continues to be an operating company. Currently, your disclosure appears contradictory because it suggests that Compliance Management continues to exist, but has also become Martin’s Fencing Corp. Please also provide a brief description of the business conducted by RM Fencing, LLC, if any.

RESPONSE: We have revised the Filing on page 15 to include the following language:

“Steve Radvak, P.E.

Mr. Radvak, P.E., P.Eng., has a B.A.Sc. in Mining and Mineral Processing Engineering from the University of British Columbia. He is a director and the Vice President of Exploration of the Company. He has been the President, Chief Executive Officer, and Director of Compliance Management Inc., since its inception in 1998. Compliance Management, Inc., an environmental service company, has since ceased operations and become Martin’s Fencing Corp., a leader in providing fences, gates and enclosures in Arizona. Mr. Radvak is also a managing member of RM Fencing, LLC (“RM Fencing”), a company that offers professional installation of fences, gates and other products throughout Arizona.  RM Fencing was originally organized in Arizona under the name Achieva Development, LLC in June of 2006; the name was later changed to RM Fencing in September 2009. Mr. Radvak has extensive experience in managing mineral exploration projects in the United States, Canada, Africa and Europe and will be a valuable asset to the Company.”

Item 16, page 38

2.

We reviewed your proposed revised disclosures in response to comment six of our December 17, 2010 letter. Please revise to specifically state whether the report of Moore and Associates Chartered (“Moore”) on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles, and if applicable, describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to Item 16F(a)(1)(ii) of Form 20-F. Please also confirm to us that you (i) provided Moore with a copy of the disclosures you are making in response to Item 16F(a) of Form 20-F, (ii) requested Moore to furnish a letter addressed to the Commission stating whether it agrees with the statements made in response to this Item 16F(a) and, if not stating the respects in which it does not agree and (iii) intend to file Moore’s letter as an exhibit to an amendment, or otherwise advise. Refer to Item 16F(a)(3) of Form 20-F.

RESPONSE: The report of Moore and Associates Chartered (“Moore”) on the financial statements for either of the past two years do not contain an adverse opinion or a disclaimer of opinion, nor was the report qualified or modified as to uncertainty, audit scope, or accounting principles.  The Company provided Moore with a copy of the disclosures we made in response to Item 16F(a) of Form 20-F and requested Moore to furnish a letter addressed to the Commission stating whether it agrees with the statements made in response to this Item 16F(a) and, if not stating the respects in which it does not agree.  Moore advised, under the advice of counsel, that he will not provide such a letter to the Commission. The Company also filed an application with the Commission pursuant to Rule 437 of Regulation C of the Securities Act of 1933, requesting that the Commission dispense with the inclusion of audited financials for the period from January 1, 2007 to December 31, 2007 in the Company’s Annual Report on Form 20-F.  As of the date of this letter, we have not yet received a response to this request.

Engineering Comments

3.

We note your response to comment 18 of our December 17, 2010 letter. The description of your sample data quality control procedures appears to be substantially different than the quality control procedures described in section 13 of your SRK technical document. Please advise.

RESPONSE: We have revised the Filing on page 18 to include the following language:

“Quality Control Procedures (QA/QC)

The bagged and sealed sample splits from the RC drill holes are transported to a secure storage shed at the office site by Company employees. The dry samples are further reduced by crushing them to 3/4 inch-minus with a “chipmunk” jaw crusher and splitting the crushed sample with a riffle splitter.  The crusher and the splitter are then both cleaned with a brush and compressed air after preparation of each sample. The sample splits for the laboratory are reduced to approximately 10 lbs or less prior to submission to the laboratory.  The prepared samples are bagged, labeled, and sealed and taken to the analytical laboratory, Mountains States R&D International, Inc. (MSRDI), an Arizona certified assay laboratory, in Vail, Arizona for analyses by fire assay (gold and silver) and by atomic absorption (AA) (all other analyses). The splits that are not shipped for assay are reduced to approximately 1 lb to be retained for reference at the project site and they are stored in a secure steel shipping storage container.

Laboratory rejects are discarded during the process of reducing sample splits to approximately 1-lb samples for retention. The retained sample splits are derived from the original samples and kept in storage while another split is sent for analysis. The pulps are retained and stored in a locked onsite office building.

Samples collected from other locations in the project area (surface outcrops, mine dumps, trenches, and underground workings) are collected, bagged, labeled, sealed, logged, and transported. The samples are prepared for storage or for shipment to the analytical laboratory in the following manner: Dry samples are reduced by first crushing them to 3/4 inch-minus with a “chipmunk” jaw crusher and then splitting the crushed sample using a riffle splitter. The crusher and splitter are then both cleaned with a brush and compressed air after preparation of each sample. Wet samples are dried and then processed in the same manner. The prepared samples are bagged, labeled, and sealed and taken to MSRDI for analysis. The splits that are not shipped for assay are retained for reference at the project site in a secure storage container.

All sampling and sample preparation of coarse crushed (3/4 inch-minus) are conducted by the Company’s employees. Sample pulp preparation is conducted at MSRDI. All samples are shipped to MSRDI.  All gold and silver analyses are obtained by fire assay. All other analyses (Cu, Pb, and Zn) are obtained by atomic absorption (AA) with standard digestion.

Samples collected from surface sites, trenches, underground workings, and the 2007 drilling program (prior to November 2007) did not include blanks, duplicates, reference standards, or other industry standard QA/QC procedures.

Quality control procedures began at the Tombstone Project approximately November 2007. Ten samples collected underground from the Santa Ana mine (NE¼ NE¼ Sec. 16, T20S-R22E) on October 30, 2007 were submitted to the laboratory (MSRDI) with blanks and reference standards. The reference samples were obtained from Minerals Exploration and Environmental Chemistry, Reno, Nevada. Blanks were prepared by crushing and bagging cinder blocks. Results received for these samples are used to assess the accuracy of the MSRDI analyses. Check samples on the order of 5 to 10 percent of the number of samples were sent to ALS Chemex, Reno, Nevada and from there were forwarded to their laboratory in Canada for analysis. The pulps that were returned from the primary laboratory were used as the check-sample materials.

Samples are stored at the Company office site in a secure storage container or in the Company laboratory, which is locked during nonworking hours.

As of the date of our Technical Report, SRK concluded that the sampling procedures were acceptable and within industry standards with the exception of initial sample preparation by the Company. Coarse crushed sample preparation onsite by the property owner is not common industry standard practice unless logistics and distance from the labs are a major factor. It may be acceptable going forward, if the newly implemented QA/QC procedures incorporate sufficient checks to demonstrate that the initial sample preparation imparts no contamination or bias.”

4.

We note your response to comment 19 of our December 17, 2010 letter, indicating you have not filed your technical report on Sedar. However, on page 13 of your disclosure, you state in May 2008, you filed your initial National Instrument 43-101 Technical Report. Please advise.

RESPONSE:  The Company does not have filing obligations in Canada.  Accordingly, a copy of our Technical Report is not required to be filed on SEDAR.  A copy of our Technical Report was filed with the Commission on May 8, 2008, as part of our Current Report on Form 6-K.  Going forward, we will refer to this report simply as a Technical Report, and not a 43-101.  We have revised the Filing accordingly.

In connection with the Company’s responding to the comments set forth in the February 11, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TOMBSTONE EXPLORATION CORPORATION

/s/ Alan Brown

By: Alan Brown

Title:  President and Chief Executive Officer

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